NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 3, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 21, 2019, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between AmeriGas Partners, L.P and UGI Corporation became effective on August 21, 2019. Each holder of Common Units (Representing Common Limited Partner Interests) could elect to receive $35.325 in cash or 0.6378 of a share of UGI Corporation Common Stock, or $7.63 in cash and 0.500 of a share of UGI Corporation Common Stock. Holders of non-elected Units will receive such merger consideration as is determined in accordance with the proration procedures of the merger agreement. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended before market open on August 22, 2019.